                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998; OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to ______________.

Commission file number: 0-13086
                        -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  FNB FINANCIAL SERVICES CORPORATION EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   FNB FINANCIAL SERVICES CORPORATION
                   202 South Main Street
                   Reidsville, North Carolina 27320

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN

                              Financial Statements
                            for the three years ended
                                December 31, 1998

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN


                                    Contents


                                                                        Page

Report of Independent Accountants                                        2

Statements of Net Assets Available for Benefits                          3

Statements of Changes in Net Assets Available for Benefits with
  Fund Information                                                     4 - 6

Notes to Financial Statements                                          7 - 9

                          [PRICEWATERHOUSECOOPERS LLP]

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") at December 31, 1998, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of December 31, 1997 and for each of the two years in the period then ended were audited by other independent accountants whose report dated May 21, 1998 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of net assets available for benefits as of December 31, 1998 and the statement of changes in net assets available for benefits for the year then ended is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. This fund information is the responsibility of the Plan's management. The fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Raleigh, North Carolina
May 20, 1999

                                                                              3
                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

    Statements of Net Assets Available for Benefits (with fund information)
                           December 31, 1998 and 1997


                                                                 1998                1997
                                     Assets                   ----------         ----------

Cash and cash equivalents                                     $   16,803         $   24,292
Investments:
  At fair value:
      Shares of registered investment companies:
         Capital Preferred Fund (Income Fund),
            6,319 shares in 1998                                  63,185                 --

         Vanguard Wellesley Income Fund (Balanced Fund),
            10,548 shares in 1998 and
            9,524 shares in 1997                                 233,327            208,199

         Fidelity Disciplined Equity Fund (Equity Fund),
            31,091 shares in 1998 and
            26,860 shares in 1997                                911,578            694,608

         T. Rowe Price International Stock Fund
            (International Fund), 5,493 shares in 1998 and
            5,072 shares in 1997                                  82,342             68,067

      FNB Financial Services Corporation Common Stock
         (FNB Common Stock Fund), 35,574 shares in 1998 and
            26,727 shares in 1997                                595,863            681,541

  At contract value:
      Due from Provident Mutual Investment Contract
         (Income Fund)                                                --             55,316
                                                              ----------         ----------

              Total assets                                     1,903,098          1,732,023


                                  Liabilities

Accrued expenses                                                      --              1,316
                                                              ----------         ----------

              Net assets available for benefits               $1,903,098         $1,730,707
                                                              ==========         ==========


See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                Statements of Changes in Net Assets Available for
                        Benefits (with fund information)
                          Year Ended December 31, 1998

                                                      Participant Directed
                                          ----------------------------------------------
                                           Income           Balanced            Equity
                                            Fund              Fund               Fund
                                          --------          ---------          ---------

Additions to net assets
  attributed to:
   Investment income:
     Net appreciation
       (depreciation) in fair
        value of investments              $   --            $   2,797          $  96,914
     Capital gains                            --               11,536             52,925
     Investment income                       2,883             27,300              7,786
                                          --------          ---------          ---------
         Total investment income             2,883             41,633            157,625
                                          --------          ---------          ---------

   Contributions:
     Participants'                           6,084             23,651             73,451
     Employer's                               --                 --                 --
                                          --------          ---------          ---------
         Total contributions                 6,084             23,651             73,451
                                          --------          ---------          ---------
         Total additions                     8,967             65,284            231,076
                                          --------          ---------          ---------

Deductions from net assets
  attributed to:
  Benefits paid to participants                 41             23,825             14,430
  Administrative expenses                      729              3,715             13,368
                                          --------          ---------          ---------
         Total deductions                      770             27,540             27,798
                                          --------          ---------          ---------

Net increase (decrease) prior to
  interfund transfers                        8,197             37,744            203,278

Interfund transfers                             69            (10,586)            22,748
                                          --------          ---------          ---------

         Net increase (decrease)             8,266             27,158            226,026

Net assets available for benefits:
     Beginning of year                      55,744            209,212            697,413
                                          --------          ---------          ---------

     End of year                          $ 64,010          $ 236,370          $ 923,439
                                          ========          =========          =========



See accompanying notes to financial statements.

                                                    Non-Participant
                      Participant Directed             Directed
                 ------------------------------     ---------------
                                       FNB              FNB
                 International     Common Stock     Common Stock
                     Fund              Fund             Fund               Total
                   --------          --------         --------          ----------






                   $  9,129          $(136,102)       $(144,356)        $ (171,618)
                       --                --               --                64,461
                      3,932              3,590            3,815             49,306
                   --------          ---------        ---------         ----------
                     13,061           (132,512)        (140,541)           (57,851)
                   --------          ---------        ---------         ----------


                     15,648            110,429             --              229,263
                       --                 --             73,702             73,702
                   --------          ---------        ---------         ----------
                     15,648            110,429           73,702            302,965
                   --------          ---------        ---------         ----------
                     28,709            (22,083)         (66,839)           245,114
                   --------          ---------        ---------         ----------



                        462              4,616            4,954             48,328
                      1,356              2,503            2,724             24,395
                   --------          ---------        ---------         ----------
                      1,818              7,119            7,678             72,723
                   --------          ---------        ---------         ----------


                     26,891            (29,202)         (74,517)           172,391

                    (12,231)              --               --                 --
                   --------          ---------        ---------         ----------

                     14,660            (29,202)         (74,517)           172,391


                     68,756            321,544          378,038          1,730,707
                   --------          ---------        ---------         ----------

                   $ 83,416          $ 292,342        $ 303,521         $1,903,098
                   ========          =========        =========         ==========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                Statements of Changes in Net Assets Available for
                        Benefits (with fund information)
                          Year Ended December 31, 1997

                                                      Participant Directed
                                          ----------------------------------------------
                                           Income           Balanced            Equity
                                            Fund              Fund               Fund
                                          --------          ---------          ---------

Additions to net assets
  attributed to:
   Investment income:
     Net appreciation
       (depreciation) in fair
        value of investments              $    107          $  15,791          $  91,691
     Capital gains (losses)                   (464)            11,398             87,700
     Investment income                       4,466             13,689              6,693
                                          --------          ---------          ---------
         Total investment income             4,109             40,878            186,084
                                          --------          ---------          ---------

   Contributions
     Participants'                           3,112             27,078             97,816
     Employer's                               --                 --                 --
                                          --------          ---------          ---------
         Total contribution                  3,112             27,078             97,816
                                          --------          ---------          ---------
         Total additions                     7,221             67,956            283,900
                                          --------          ---------          ---------

Deductions from net assets
  attributed to:
  Benefits paid to participants             12,685             25,585             53,129
  Administrative expenses                    2,062              7,078             20,451
                                          --------          ---------          ---------
         Total deductions                   14,747             32,663             73,580
                                          --------          ---------          ---------

Net increase (decrease) prior to
  interfund transfers                       (7,526)            35,293            210,320

Interfund transfers                        (17,135)           (79,725)          (240,765)
                                          --------          ---------          ---------

         Net increase (decrease)           (24,661)           (44,432)           (30,445)

Net assets available for benefits:
     Beginning of year                      80,405            253,644            727,858
                                          --------          ---------          ---------

     End of year                          $ 55,744          $ 209,212          $ 697,413
                                          ========          =========          =========



See accompanying notes to financial statements.

                                                    Non-Participant
                      Participant Directed             Directed
                 ------------------------------     ---------------
                                       FNB              FNB
                 International     Common Stock     Common Stock
                     Fund              Fund             Fund               Total
                   --------          --------         --------          ----------






                   $(10,918)         $ 23,993         $155,400          $  276,064
                     (1,092)             --               --                97,542
                         61             3,313            3,896              32,118
                   --------          --------         --------          ----------
                    (11,949)           27,306          159,296             405,724
                   --------          --------         --------          ----------


                      8,737            52,906             --               189,649
                       --                --             69,091              69,091
                   --------          --------         --------          ----------
                      8,737            52,906           69,091             258,740
                   --------          --------         --------          ----------
                     (3,212)           80,212          228,387             664,464
                   --------          --------         --------          ----------



                       --              18,392             --               109,791
                      1,477             4,456            3,463              38,986
                   --------          --------         --------          ----------
                      1,477            22,848            3,463             148,777
                   --------          --------         --------          ----------


                     (4,689)           57,364          224,924             515,686

                     73,445           264,180             --                  --
                   --------          --------         --------          ----------

                     68,756           321,544          224,924             515,686


                       --                --            153,114           1,215,021
                   --------          --------         --------          ----------

                   $ 68,756          $321,544         $378,038          $1,730,707
                   ========          ========         ========          ==========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                Statements of Changes in Net Assets Available for
                        Benefits (with fund information)
                          Year Ended December 31, 1996


                                                             Participant Directed
                                                ------------------------------------------------
                                                                    Balanced
                                                Income Fund           Fund          Equity Fund
                                                -----------         ---------       -----------

Additions to net assets attributed to:
   Investment income:
      Net appreciation (depreciation)
        in fair value of investments             $    --            $  2,684         $ (34,466)
      Capital gains                                   --                 395            78,536
      Investment income                              5,527            13,380            10,108
                                                 ---------          --------         ---------
                Total investment income              5,527            16,459            54,178
                                                 ---------          --------         ---------

   Contributions:
      Participants'                                  6,909            28,277            96,708
      Employer's                                      --                --                --
                                                 ---------          --------         ---------
                Total contributions                  6,909            28,277            96,708
                                                 ---------          --------         ---------
                Total additions                     12,436            44,736           150,886
                                                 ---------          --------         ---------


Deductions from net assets attributed to:
  Benefits paid to participants                        272            11,276            32,612
  Administrative expenses                            1,776             3,591            12,077
                                                 ---------          --------         ---------
                Total deductions                     2,048            14,867            44,689
                                                 ---------          --------         ---------

Net increase prior to interfund
 transfers                                          10,388            29,869           106,197

Interfund transfers                                (30,553)           88,933           (58,380)
                                                 ---------          --------         ---------

                Net increase (decrease)            (20,165)          118,802            47,817

Net assets available for benefits:
      Beginning of year                            100,570           134,842           680,041
                                                 ---------          --------         ---------

      End of year                                $  80,405          $253,644         $ 727,858
                                                 =========          ========         =========




See accompanying notes to financial statements.

                     Non-Participant Directed
                  ------------------------------
                       FNB
                  Common Stock     Contribution
                      Fund            Account              Total
                    --------         ---------          -----------




                    $ 31,177         $    --            $      (605)
                         417              --                 78,348
                       3,848              --                 32,863
                    --------         ---------          -----------
                      35,442              --                111,606
                    --------         ---------          -----------


                        --                --                131,894
                      48,525              --                 48,525
                    --------         ---------          -----------
                      48,525              --                180,419
                    --------         ---------          -----------
                      83,967              --                292,025
                    --------         ---------          -----------



                       6,448             5,980               56,588
                        --                --                 17,444
                    --------         ---------          -----------
                       6,448             5,980               74,032
                    --------         ---------          -----------


                      77,519            (5,980)             217,993

                        --                --                   --
                    --------         ---------          -----------

                      77,519            (5,980)             217,993


                      75,595             5,980              997,028
                    --------         ---------          -----------

                    $153,114         $    --            $ 1,215,021
                    ========         =========          ===========

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 1998, 1997 and 1996

Note 1 - Description of plan

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (The Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be contributed at the option of the Company's Board of Directors. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment options - Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of five investment options.

   Income Fund - fund typically invested in U.S. Government obligations, certificates of deposits, investment grade corporate bonds of reasonably short maturity, money market investments, and in guaranteed investment contract with an insurance company.

   Balanced Fund - mutual fund typically invested in various instruments such as cash equivalents, bonds, convertible securities and stocks.

   Equity Fund - mutual fund typically invested in diversified portfolio of common stock and similar equities, pooled equity funds, and money market investments.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 1998, 1997 and 1996

Note 1 - Description of plan (continued)

   International Fund - mutual fund invested in diversified securities from throughout the world, emphasizing companies in major world markets.

   FNB Financial Services Corporation Common Stock Fund - funds invested principally in FNB Financial Services Corporation common stock purchased at current market prices.

The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant loans - Participants may not borrow from the Plan.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participants life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited accounts - Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants profit sharing accounts. Forfeited nonvested accounts totaled $3,039 at December 31, 1998, $3,283 at December 31, 1997 and $1,096 at December 31, 1996.

Note 2 - Summary of accounting policies

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment valuation and income recognition

The Plan's investments are stated at fair value except for its investment contract which is valued at contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 1998, 1997 and 1996

Note 2 - Summary of significant accounting policies (continued)

Payment of benefits

Benefits are recorded when paid.

Cash equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 4 - Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      FNB FINANCIAL SERVICES CORPORATION
                                      EMPLOYEES' SAVINGS PLUS AND
                                      PROFIT SHARING PLAN


Date:  June 29, 1999                  By:  /s/ Robert F. Albright
                                           --------------------------

                        CONSENT OF INDEPENDENT AUDITORS

     We consent to the incorporation by reference in the Registration Statement of FNB Financial Services Corporation on Form S-8 relating to the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan of our report dated May 21, 1998, relating to the statement of net assets available for benefits of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of December 31, 1997, and the related statements of changes in net assets available for benefits with fund information for each of the years in the two-year period ended December 31, 1997, which report appears in the 1998 Annual Report on Form 11-K of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan.

                                       CHERRY, BEKAERT & HOLLAND, L.L.P.

Greensboro, North Carolina
June 29, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-29679) of FNB Financial Services Corporation of our report dated May 20, 1999 relating to the financial statements of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

Raleigh, North Carolina
June 29, 1999